Smart Share Global Limited

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

January 17, 2023

VIA EDGAR

Mr. Dietrich King

Ms. Kate Beukenkamp

Mr. Adam Phippen

Mr. Tony Watson

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Smart Share Global Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 27, 2022 (File No. 001-40298)

Dear Mr. King, Ms. Beukenkamp, Mr. Phippen and Mr. Watson,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	Regarding certain terms in this section, in future filings please address the following:

•	Revise your definition of "China" and "PRC" to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

The Company respectfully advises the Staff that the Company does not have any business operation in Hong Kong. Therefore, the Company faces no material legal or operational risk with respect to Hong Kong. The Company will make disclosure of material risks associated with Hong Kong, if any, in the event that the Company carries out business operation in that jurisdiction in the future.

•	Expand your definition of "offline networks" to briefly describe the meaning of "offline cabinets." We note that it does not appear that this term is used elsewhere in your disclosure; and

In response to the Staff’s comment, the Company respectfully advises the Staff that “offline network” refers to the collective network formed through the Company’s cabinets which are placed at location partners. The Company’s cabinets that are used to charge and store power banks and serve as a point of contact for users to access our mobile device charging services. The Company proposes to include the following revised disclosure as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

•          “offline network” refers to the collective network formed through our cabinets which are placed at location partners. Our cabinets are our ~~offline~~ cabinets used to charge and store power banks and serve as a point of contact for users to access our mobile device charging services~~, and the network of our location partners~~;

•	Revise this section to include a reference to Smart Share International Limited, your wholly-owned HK entity, and briefly identify its form of entity and role within your organizational structure.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

•          “Smart Share International Limited” refers to our intermediary holding company, a private company limited by shares incorporated in Hong Kong, that does not conduct any business operation.

Cash Flows through Our Organization, page 4

2.	In future filings, please provide a cross-reference to the condensed consolidating schedule and the consolidated financial statements.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash Flows through Our Organization

… In 2019, 2020 and 2021, Smart Share Global Limited, through its intermediate holding company, provided capital contribution of RMB119.4 million, RMB178.2 million and RMB1,005.0 million (including capital contribution of RMB358.4 million to Zhixiang WFOE), respectively, to its subsidiaries in China. For details of capital contribution from Smart Share Global Limited to its subsidiaries, see the “investments in subsidiaries” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to The Variable Interest Entities.” In 2019, 2020 and 2021, Smart Share Global Limited did not provide loans to its subsidiaries in China. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between our company and our PRC subsidiaries and the variable interest entities, no subsidiaries paid dividends or made other distributions to Smart Share Global Limited, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the Exclusive Business Cooperation Agreement between our wholly-owned PRC subsidiary and the respective variable interest entity and its shareholders, the amount of consultancy and service fees should be mutually agreed in each quarterly bill according to the amount and commercial value of the services provided to the variable interest entity. However, our WFOEs may adjust the standard of consultancy and service fees according to the amount and content of services provided. According to the existing VIE agreements, for the years ended December 31, 2019, 2020 and 2021, the amount of consultancy and service fees paid by variable interest entities to WFOEs were nil, RMB37.3 million and RMB18.3 million, respectively. For details of the amount of consultancy and service fees paid by variable interest entities to WFOEs, see “intercompany payments from service charge” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to The Variable Interest Entities.” In 2019, 2020 and 2021, our subsidiaries in China did not provide loans to the variable interest entities. In 2019, 2020 and 2021, our subsidiaries in China paid RMB108.6 million, RMB124.2 million and RMB88.0 million, respectively, to the variable interest entities for intra-group transactions. For details of the amount paid by our subsidiaries to the variable interest entities, see “intercompany receipts from service charge” as in the selected condensed consolidated cash flows information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to The Variable Interest Entities.” If there is any amount payable to relevant WFOEs under the VIE agreements, the variable interest entities will settle the amount accordingly. For details of the financial position, cash flows and results of operations of the variable interest entities, see the selected condensed consolidated financial information under “Item 3. Key Information—A. [Reserved]—Financial Information Related to The Variable Interest Entities”, “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and the consolidated financial statements commencing on page F-1, included in ~~“Item 18. Financial Statements” of~~ this annual report on Form 20-F.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

3.	In future filings, please amend your disclosure here and in the summary risk factors and risk factors sections to state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIE(s) to transfer cash. State that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure in the Cash Flows through Our Organization, the summary risk factors and the risk factors sections (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“. .. . Because Smart Share Global Limited and its subsidiaries control the variable interest entities through contractual arrangements, Smart Share Global Limited and its subsidiaries are not able to make direct capital contribution to the variable interest entities. However, Smart Share Global Limited and its subsidiaries may transfer cash to the variable interest entities by loans or by making payment to the variable interest entities for inter-group transactions. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries, or the VIE by the PRC government to transfer cash.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

“Risks Relating to Doing Business in China

. . .

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries, or the VIE by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

“Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

…

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries, or the VIE by the PRC government to transfer cash.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

4.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIE(s) or investors, in future filings please summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We have established ~~stringent~~ relevant controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. We have implemented a cash management policy that dictates how funds are transferred between Smart Share Global Limited, our subsidiaries, the VIE or investors, for purposes of establishing good internal control over cash management. Under our cash management policy, cash is managed by the treasury department of our company, and each transfer of cash between Smart Share Global Limited and a subsidiary or the VIE is subject to internal approval. The treasury department monitors the inter-company transfer of funds based on the projected annual cash flow statements of our company, our subsidiaries and the VIE. The treasury department also prepares funds reports regularly, analyze funds usage and verify and report events that lead to major fluctuations in funds to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash inflows of our company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. . . .”

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE, page 4

5.	We note the second to last sentence in the first paragraph of this section where you state that "we", "us" and "our" may refer to your VIEs in China from time to time. In future filings, please revise your disclosure here and throughout your annual report to remove references to "we", "us" or "our" when describing activities or functions of a VIE. In this regard, refer to the activities or functions of a VIE by referring to the VIE by entity name or "the VIE" or "a VIE", as Smart Share Global does not have ownership or control of the VIEs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

•	“Energy Monster,” “we,” “us,” and “our” refers to Smart Share Global Limited, our Cayman Islands holding company~~,~~ and its subsidiaries~~, and in the context of describing our operations and combined and consolidated financial information, the variable interest entities from time to time~~ ;

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Smart Share Global Limited is not a PRC operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations in China directly, but through (i) our PRC subsidiaries and (ii) the VIE in China with which we maintain contractual arrangements. PRC laws and regulations impose certain restrictions on foreign ownership in entities that provide value-added telecommunication services, with certain exceptions. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to ~~control~~ conduct the business operations of the VIE. . . . As used in this annual report, “we,” “us,” and “our” refer to Smart Share Global Limited~~,~~ and its subsidiaries.~~, and, in the context of describing our operations and consolidated financial information, the variable interest entities in China from time to time, including Shanghai Zhixiang and the other variable interest entity that had no significant operations, nor any material assets or liabilities for the years ended December 31, 2019, 2020 and 2021.~~ Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.”

* * *

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated variable interest entities, and make necessary revisions throughout its future 20-F filings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

6.	We note the diagram of your organizational structure on page 99 and related discussion. In future filings, please revise your disclosure to provide a diagram of the company's corporate structure in this section. Additionally, revise your diagram to use dashed lines without arrows to denote the relationship with the VIE(s) within your organizational structure.

In response to the Staff’s comment, the Company undertakes to revise the diagram of its organizational structure by using dashed lines without arrows to denote the relationship with the VIE within the organizational structure, subject to future updates to the organizational structure. The Company also undertakes to replicate the revised diagram of the Company’s corporate structure, including the footnotes identifying the person or entity that owns the equity in each depicted entity therein and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

7.	In future filings, please revise your disclosure on pages 4 and 99 to expand your discussion to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. We note that you list "a series of contractual agreements," including proxy agreements, equity pledge agreement, exclusive business cooperation agreements, exclusive asset subscription agreement, exclusive call option agreement, and spousal consent letter. Please provide a brief description of each of these agreements.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

…

A series of contractual agreements, including proxy agreements, equity interest pledge agreement, exclusive business cooperation agreement, exclusive asset subscription agreement, exclusive call option agreement, and spousal consent letter have been entered into by and among our PRC subsidiaries, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders. As a result of ~~the~~ these contractual arrangements, our company is considered the primary beneficiary of the VIE for accounting purposes and consolidates the VIE as required by Accounting Standards Codification topic ~~801~~810, Consolidation. Accordingly, we treat the VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. The shareholders of Shanghai Zhixiang, the VIE, are directors or members of senior management of our company. We consider such individuals suitable to act as the shareholders of the VIE because of, among other considerations, their contribution to us, their competence and their length of service with and loyalty to us. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.~~”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

* * *

The Company further respectfully advises the Staff that the Company included a description of each of the contractual arrangements—proxy agreements, equity pledge agreement, exclusive business cooperation agreements, exclusive asset subscription agreement, exclusive call option agreement, and spousal consent letter on pages 100-101 under “Item 4. Information on the Company—C. Organizational Structure” of its 2021 Form 20-F.

8.	We note that in the first paragraph of this section you refer to the "variable interest entities." Additionally, on page 11 you refer to the "other VIE that had no significant operations." However, your disclosure largely references a single VIE, Shanghai Zhinxiang, including in your Introduction and defined terms. In future filings, please revise your disclosure, including in the Introduction and within the diagram of your corporate structure, to reconcile this disclosure and reflect this additional VIE by name.

The Company respectfully advises the Staff that from the perspective of accounting, the Company currently has two variable interest entities—(1) the first one is Shanghai Zhixiang, which is defined in the introduction section on page 1 of the 2021 Form 20-F; and (2) the second one is a company incorporated in the PRC in March 2021, which is the one referred on page 11 of the 2021 Form 20-F as the other variable interest entity that does not have any significant operations, nor any material assets or liabilities for the years ended December 31, 2019, 2020 and 2021. The second variable interest entity was established to expand the Company’s operation into the consumer electronics industry, which generated revenue of nil, nil and RMB0.3 million for the years ended December 31, 2019, 2020 and 2021, respectively. It generated net loss of nil, nil and RMB0.1 million for the years ended December 31, 2019, 2020 and 2021, respectively. Its total assets for the years ended December 31, 2019, 2020 and 2021 were nil, nil and RMB0.2 million, respectively. By March 2022, the second variable interest entity had ceased all business operations due to a shift in the Company’s plans in regard to its consumer electronic operation. The Company will terminate this entity. The termination of the second variable interest entity will not impact the Company financially or in any other aspects.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

The Company undertakes to use “the VIE,” which refers to Shanghai Zhixiang, and not to make any reference to the second variable interest entity in its future Form 20-F filings.

9.	We note your disclosure in the first paragraph on page 5 regarding uncertainty about potential future actions by the PRC government that would affect the enforceability of the contractual arrangements with the VIE and, consequently, affect the financial performance of the VIE and the company as a whole. In future filings, please revise this section to clarify that this could result in a material change in your operations and/or change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE does not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, ~~significantly affect the financial performance of the VIE and our company as a whole~~ result in a material change in our operations, and our Class A ordinary shares and ADSs may decline significantly in value or become worthless.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

Permissions Required from the PRC Authorities for Our Operations, page 6

10.	In future filings, please disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and discuss how you came to your conclusions and the basis on which you made such determination. In this regard, we note your reference to the CSRC and CAC, but you do not state whether or not you believe you are subject to their review. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note that the disclosure here should not be qualified by materiality.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 6:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business ~~primarily~~ through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are ~~material~~ necessary for our business operations in China, ~~including, among others,~~ namely, (i) business license, (ii) the value-added telecommunication business license, (iii) the Hi-Tech Enterprise Certificate, (iv) the Filing Certificate for Classified Protection of Information System Security, (v) the Radio Transmission Equipment Type Approval Certificate, (vi) the Food Operation License, (vii) the Liquor Retail License, and (viii) the Liquor Wholesale License, and have not been denied such licenses and permits. As advised by our PRC legal counsel, Commerce & Finance Law Offices, as of the date of this annual report, (i) except for the risks as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability,” each of the PRC subsidiaries and the VIE has obtained all necessary licenses and permits as required by Chinese authorities to conduct its business in the manner described in this annual report, (ii) under current PRC laws, regulations and rules, the PRC subsidiaries and the VIE are not required to file with the CSRC in connection with our company’s issuance of securities to foreign investors; and (iii) under current PRC laws, regulations and rules, the PRC subsidiaries and the VIE are not required by the CAC to go through cybersecurity review in connection with our company’s issuance of securities to foreign investors. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

11.	We note your disclosure beginning on page 101 that your PRC counsel, Commerce & Finance Law Offices, concluded that the ownership structure and the agreements under the contractual arrangements of your VIE and WFOE are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect, and are valid, binding and enforceable. Please tell us whether your PRC counsel provided an opinion and if they opined on the applicability of CSRC and CAC review.

Additionally, if you did not rely on the opinion on counsel with respect to your conclusions that you do not any permissions or approvals (or additional permissions and approvals) to operate your business and to offer your securities to investors, in future filings please state as much and explain why such an opinion was not obtained.

The Company respectfully advises the Staff that the Company’s PRC legal counsel, Commerce & Finance Law Offices, did provide legal opinion and did opine on the applicability of CSRC and CAC review.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

The Holding Foreign Companies Accountable Act, page 6

12.	In future filings, please revise this section to expand your disclosure to include discussion of the Accelerating Holding Foreign Companies Accounting Act, including whether and how this law and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the HFCAA and Accelerating HFCAA if the PCAOB determines that it cannot inspect or investigate completely either of your auditors, and that as a result an exchange may determine to delist your securities. We note your cross-references to the relevant risk factors on page 51.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 6:

“The Holding Foreign Companies Accountable Act

Pursuant to the ~~The~~ Holding Foreign Companies Accountable Act, or the HFCAA, ~~was enacted on December 18, 2020. The HFCAA states that,~~ if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for ~~three~~ two consecutive years ~~beginning in 2021~~, the SEC ~~shall~~ will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. ~~Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. We expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F. The related risks and uncertainties could cause the value of our ADSs to significantly decline.~~ For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been ~~is currently~~ unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor ~~deprives~~ has deprived our investors with the benefits of such inspections~~,~~.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may ~~will~~ be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or~~ the HFCAA in the future~~, in 2024~~ if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China~~, or in 2023 if proposed changes to the law are enacted~~. The delisting of ~~our~~ the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

13.	In future filings, please update your disclosure wherever you discuss the HFCAA to reflect that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 6:

“The Holding Foreign Companies Accountable Act

Pursuant to the ~~The~~ Holding Foreign Companies Accountable Act, or the HFCAA, ~~was enacted on December 18, 2020. The HFCAA states that,~~ if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for ~~three~~ two consecutive years ~~beginning in 2021~~, the SEC ~~shall~~ will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. ~~Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. We expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F. The related risks and uncertainties could cause the value of our ADSs to significantly decline.~~ For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been ~~is currently~~ unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor ~~deprives~~ has deprived our investors with the benefits of such inspections~~,~~.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may ~~will~~ be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or~~ the HFCAA in the future~~, in 2024~~ if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China~~, or in 2023 if proposed changes to the law are enacted~~. The delisting of ~~our~~ the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

Page 51:

“The PCAOB had historically been ~~is currently~~ unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor ~~deprives~~ has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with ~~the Public Company Accounting Oversight Board (United States), or~~ the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. ~~Since our~~ The auditor is located in mainland China, a jurisdiction where the PCAOB ~~has been~~ was historically unable to conduct inspections ~~without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB~~ and investigations completely before 2022. As a result, we and investors in our ADSs ~~are~~ were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made ~~makes~~ it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in ~~our~~ the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

Our ADSs may ~~will~~ be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or~~ the HFCAA in the future~~, in 2024~~ if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China~~, or in 2023 if proposed changes to the law are enacted~~. The delisting of ~~our~~ the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

~~The Holding Foreign Companies Accountable Act, or~~ Pursuant to the HFCAA, ~~was signed into law on December 18, 2020. The HFCAA states~~, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections ~~for~~ by the PCAOB for ~~three~~ two consecutive years ~~beginning in 2021~~, the SEC ~~shall~~ will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. ~~On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate  completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.~~

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB ~~is~~ was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022. ~~The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. ~~Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control.~~ If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. ~~Such a~~ A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

~~On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.~~”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

D. Risk Factors

Summary of Risk Factors, page 18

14.	In future filings, please revise your summary risk factors to include a cross-reference to each relevant individual detailed risk factor.

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in the “Summary of Risk Factors” section as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 18:

“Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business include, but are not limited to, the following:

•	Our limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our limited operating history makes it difficult to evaluate our future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have maintained to date.”

•	Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic.”

•	Technological advancements that ~~improve battery capacity, battery life, power conservation, energy efficiency or charging speed, or otherwise~~ would lessen consumers’ need for mobile device charging~~,~~ may decrease consumer demand for ~~mobile device charging~~ our services or put price pressure on ~~such~~ our services~~, which may materially and adversely affect our results of operations, financial condition and business prospects~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Technological advancements that would lessen consumers’ need for mobile device charging may decrease consumer demand for our services or put price pressure on our services, which may materially and adversely affect our results of operations, financial condition and business prospects.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

•	We operate in a highly competitive industry~~,~~ and ~~the scale and resources of some of~~ our ~~current or future~~ competitors may ~~allow them to~~ compete more effectively than we can~~, which could result in a loss of our market share and an increase in the level of incentive fees paid to our network partners and location partners, and adversely affect our results of operations and financial condition~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We operate in a highly competitive industry and our competitors may compete more effectively than we can, which could adversely affect our results of operations and financial condition.”

•	We have incurred net loss in the past and we may not be able to achieve or maintain profitability in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred net loss in the past and we may not be able to achieve or maintain profitability in the future.”

•	We are subject to a variety of costs, risks and uncertainties in executing our growth strategies~~, such as capturing expansion opportunities in existing and new markets. We may not be successful in executing these growth strategies and our results of operations and business prospects could be materially and adversely affected as a result~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to a variety of costs, risks and uncertainties in executing our growth strategies and our results of operations and business prospects could be materially and adversely affected as a result.”

•	Power banks, portable chargers and similar products for mobile device charging are increasingly more affordable to own and convenient to carry around, potentially leading to less demand for and more pricing pressure on mobile device charging services~~, which may materially and adversely affect our ability to attract new users and retain existing users, and consequently our results of operations, financial condition and business prospects~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Power banks, portable chargers and similar products for mobile device charging are increasingly more affordable to own and convenient to carry around, potentially leading to less demand for and more pricing pressure on mobile device charging services, which may materially and adversely affect our ability to attract new users and retain existing users, and consequently our results of operations, financial condition and business prospects.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

•	We may be subject to claims under consumer protection laws~~, including health and safety claims and product liability claims,~~ if property or people are harmed by our products and issues relating to our products may damage our reputation. ~~A product recall or an issue related to product liability, product defect or personal injury may damage our reputation and brand image.~~ Additionally, we may be subject to new laws and regulations ~~new laws and regulations may impose additional requirements and other obligations on our business,~~ which may materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to claims under consumer protection laws if property or people are harmed by our products and issues relating to our products may damage our reputation. Additionally, we may be subject to new laws and regulations which may materially and adversely affect our business, financial condition and results of operations.”

•	We may~~, from time to time,~~ be subject to allegations, claims and legal proceedings during the course of our business operations~~, including those alleging intellectual property right infringement from us, which could adversely affect our reputation, business and results of operations~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may, from time to time, be subject to allegations, claims and legal proceedings during the course of our business operations, which could adversely affect our reputation, business and results of operations.”

•	~~If we are~~ We may be unsuccessful in retaining and attracting location partners, including KAs, to deploy our products~~, our business, financial condition and results of operations may be materially and adversely affected~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we are unsuccessful in retaining and attracting location partners, including KAs, to deploy our products, our business, financial condition and results of operations may be materially and adversely affected.”

•	Heightened health and sanitary concerns after the COVID-19 pandemic may increase our expenses on regular product sanitization~~,~~ and decrease consumer willingness to rent power banks ~~at POIs with heavy traffic and boost consumer preference for purchasing new mobile device charging products, which may adversely affect our business, reputation, results of operations and financial condition~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Heightened health and sanitary concerns after the COVID-19 pandemic may increase our expenses on regular product sanitization, decrease consumer willingness to rent power banks at POIs with heavy traffic and boost consumer preference for purchasing new mobile device charging products, which may adversely affect our business, reputation, results of operations and financial condition.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•	Our company is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. ~~If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.~~ See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

•	We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership ~~in providing operational control~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

•	~~Any failure by the~~ The VIE or its shareholders ~~to~~ may fail to perform their obligations under our contractual arrangements ~~with them would have a material and adverse effect on our business~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

•	The shareholders of the VIE may have potential conflicts of interest with us~~, which may materially and adversely affect our business and financial condition~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

•	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes~~, which could negatively affect our financial condition and the value of your investment~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.”

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In addition, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of Smart Share Global Limited, its subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Smart Share Global Limited, its subsidiaries, or the VIE by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

•	The PCAOB had historically been ~~is currently~~ unable to inspect our auditor in relation to their audit work ~~performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections~~. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor has deprived our investors with the benefits of such inspections.”

•	Our ADSs may ~~will~~ be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or~~ the HFCAA in the future~~, in 2024~~ if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China~~, or in 2023 if proposed changes to the law are enacted~~. The delisting of ~~our~~ the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

•	The approval of or filing with the China Securities Regulatory Commission may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or filing with the China Securities Regulatory Commission may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks Relating to Our ADSs

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

•	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.””

The growth and profitability of our business depend on the level of consumer demand..., page 35

15.	We note your risk factor indicating that general economic and industry conditions as well as the disposable income of consumers may impact the growth and profitability of your business. Please update this risk factor (and others as appropriate) if recent inflationary pressures have materially impacted your operations. In this regard, identify the types on inflationary pressures your are facing and how your business has been affected.

The Company respectfully advises the Staff that there has not been significant inflationary pressure in China in recent years. Accordingly, the Company’s business operations have not been materially impacted by inflation. The Company will continue to monitor the impact of inflationary pressures on the Company’s overall business operations and will include relevant disclosure to the extent such impact becomes material.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies..., page 51

16.	We note your disclosure about the Holding Foreign Companies Accountable Act. In future filings, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

In response to the Staff’s comment, the Company proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 51:

“The PCAOB had historically been ~~is currently~~ unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor ~~deprives~~ has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with ~~the Public Company Accounting Oversight Board (United States), or~~ the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. ~~Since our~~ The auditor is located in mainland China, a jurisdiction where the PCAOB ~~has been~~ was historically unable to conduct inspections ~~without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB~~ and investigations completely before 2022. As a result, we and investors in our ADSs ~~are~~ were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made ~~makes~~ it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in ~~our~~ the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

Our ADSs may ~~will~~ be prohibited from trading in the United States under ~~the Holding Foreign Companies Accountable Act, or~~ the HFCAA in the future~~, in 2024~~ if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China~~, or in 2023 if proposed changes to the law are enacted~~. The delisting of ~~our~~ the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

~~The Holding Foreign Companies Accountable Act, or~~ Pursuant to the HFCAA, ~~was signed into law on December 18, 2020. The HFCAA states~~, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections ~~for~~ by the PCAOB for ~~three~~ two consecutive years ~~beginning in 2021~~, the SEC ~~shall~~ will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. ~~On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate  completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.~~

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB ~~is~~ was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022. ~~The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. ~~Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control.~~ If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. ~~Such a~~ A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

~~On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.~~”

Risks Relating to Doing Business in China

The PRC government's significant oversight over our business operation could result..., page 51

17.	In future filings, please revise this risk factor to expand your disclosure to discuss how the determinations, changes, or interpretations in PRC regulations may also result in your inability to assert contractual control over the assets of your PRC subsidiaries. We note that you disclose that could you be required to seek additional permission to continue your operations, which could result in a material adverse change in your operation and that your ordinary shares and ADSs may decline in value or become worthless.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 17, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 51:

“The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business ~~primarily~~ through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. In addition, our securities may decline in value or become worthless if determinations, changes, or interpretations from PRC regulatory authorities result in our inability to assert contractual control over the assets of our PRC subsidiaries. Therefore, investors of our company and our business face potential uncertainty from actions that may be taken by the PRC government affecting our business.”

*     *     *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 6050-3535 or maria@enmonster.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Maria Yi Xin
Maria Yi Xin
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP